Exhibit (a)(25)

July 19, 2012

Dear Fellow Stockholders:

On July 16, 2012, Human Genome Sciences, Inc. (“HGS” or the “Company”) entered into a definitive agreement and plan of merger (the “Merger Agreement”) with GlaxoSmithKline plc (“GSK”) and H. Acquisition Corp., a wholly-owned subsidiary of GSK (“Purchaser”).

Pursuant to the Merger Agreement, GSK has amended its offer to purchase your shares of HGS common stock (the “Revised Offer”), to increase the offer price to $14.25 net per share in cash (the “Revised Offer Price”), a premium of almost 99% over our closing stock price of $7.17 on April 18, 2012, the day before the first public announcement of GSK’s initial proposed offer. The Revised Offer is scheduled to expire at midnight at the end of the day on July 27, 2012, unless extended in accordance with the Merger Agreement. Following successful completion of the Revised Offer, which is subject to customary conditions, including that a majority of the Company’s outstanding shares of common stock are tendered in the Revised Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and a wholly-owned subsidiary of GSK. In the Merger, the shares of the Company’s common stock that were not acquired in the Revised Offer will be converted into the right to receive the same price per share in cash paid in the Revised Offer.

As set forth in the enclosed Amendment No. 12 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Amended Schedule 14D-9”), your Board of Directors has reviewed the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, with the assistance of the Company’s management and legal and financial advisors. After careful consideration, your Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Board unanimously recommends that the Company’s stockholders ACCEPT the Revised Offer and TENDER their shares of common stock pursuant to the Revised Offer, and if required by Delaware law, adopt the Merger Agreement.

In addition to the Amended Schedule 14D-9 that accompanies this letter, also enclosed is GSK’s Amended Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed Amended Schedule 14D-9, Amended Offer to Purchase and other materials carefully, so you will be fully informed before you make your decision. If you have questions or need assistance, please call our information agent, Innisfree M&A Incorporated, at (877) 717-3926 (Toll Free).

Thank you for your continued support.

Sincerely,

Argeris N. Karabelas, Ph.D. Chairman of the Board	H. Thomas Watkins President and Chief Executive Officer